
05035734

STATES
:HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAA Ventures, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

___Moody Building, 2nd & Main___

Moody Building, 2nd & Main

                              (No. and Street)

PROCESSED
FEB 28 2005
THOMSON
FINANCIAL

___Canadian___	___Texas___	___79014___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Salem A. Abraham___   ___(806) 323-8000___
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Arthur F. Bell, Jr. & Associates, L.L.C.___
                              (Name – *if individual, state last, first, middle name*)

___201 International Circle, Suite 200___	___Hunt Valley___	___Maryland___	___21030___
(Address)	(City)	(State)	(Zip Code)

RECEIVED
FEB 1 5 2005
WASH. D.C.
179

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Salem A. Abraham_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____SAA Ventures, LP_____ , as of _____December 31_____ , 20__04_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

L. ANN SHERMAN
NOTARY PUBLIC
State of Texas
Comm. Exp.06-16-2005

_____
Signature

Managing Member of Salem Abraham, LLC,
General Partner of SAA Ventures, LP
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAA VENTURES, LP

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
SAA Ventures, LP

We have audited the accompanying statement of financial condition of SAA Ventures, LP (the Partnership) as of December 31, 2004, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAA Ventures, LP as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 4, 2005

SAA VENTURES, LP
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

_____

ASSETS

Cash	$ 2,498
Cash deposits with brokers	6,514
Receivable from broker	9,845,224
Securities, at market value	2,038,021
Office furniture and equipment, net of accumulated depreciation of $183,484	85,257
Exchange membership and clearing corporation stock, at cost	386,824
Total assets	$12,364,338

LIABILITIES

Cash deficit at broker	$ 4,993,728
Payable to broker	1,036
Securities sold short, at market value	5,515,010
Unrealized loss on open futures contracts	31,655
Accounts payable	116,622
Total liabilities	10,658,051

PARTNERS' CAPITAL

General Partner	17,063
Limited Partner	1,689,224
Total partners' capital	1,706,287
Total liabilities and partners' capital	$12,364,338

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUE

Trading gains, net	$1,436,042
Interest income	27,505
Dividend income	30,212
Total revenue	1,493,759

EXPENSES

Commissions	374,831
Floor brokerage, exchange and clearance fees	256,948
Communications and data processing	478,788
Regulatory fees and expenses	39,101
Dividends on securities sold short	86,701
Interest	105,276
Administrative and overhead expenses	172,800
Employee compensation and benefits	293,369
Depreciation	71,179
Other expenses	20,871
Total expenses	1,899,864

OTHER REVENUE/(EXPENSE)

Loss on sale of office furniture and equipment	(755)
NET (LOSS)	$ (406,860)

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2004

	General Partner	Limited Partner	Total
Balances at December 31, 2003	$21,132	$2,092,015	$2,113,147
Net (loss)	(4,069)	(402,791)	(406,860)
Balances at December 31, 2004	$17,063	$1,689,224	$1,706,287

See accompanying notes.

Cash flows from (for) operating activities

Net (loss)	$ (406,860)
Adjustments to reconcile net (loss) to net cash from operating activities:	
Loss on sale of office furniture and equipment	755
Depreciation	71,179
Sale of securities, net	4,433,021
Change in operating assets and liabilities:	
Change in unrealized (gain) on open futures contracts	(15,675)
Change in unrealized (gain) on securities	(343,814)
Change in unrealized loss on security futures contracts	17,430
Receivable from broker	367,819
Payable to broker	(5,183)
Accounts payable	36,972
Net cash from operating activities	4,155,644

Cash flows from (for) investing activities

Purchase of office furniture and equipment	(29,312)
Sale of office furniture and equipment	300
Net cash (for) investing activities	(29,012)
Net increase in cash	4,126,632

Cash – beginning of year   (9,111,348)

Cash – end of year $(4,984,716)

Cash – end of year consists of:

Cash	$ 2,498
Cash deposits with brokers	6,514
Cash deficit at broker	(4,993,728)
Total end of year cash	$(4,984,716)

Supplemental cash flow information:

Interest paid	$ 105,276

See accompanying notes.

Note 1. <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

A. General Description of the Partnership

SAA Ventures, LP (the Partnership) is a Texas limited partnership which was organized on March 19, 1997. During 2000, the Partnership registered with the Securities and Exchange Commission as a broker and dealer in securities and became a member of the Pacific Exchange. The Partnership's primary activity is proprietary trading in securities and futures contracts for its own account.

The General Partner of the Partnership is Salem Abraham, LLC, which conducts and manages the business of the Partnership. In accordance with the Agreement of Limited Partnership, the General Partner is entitled to receive a management fee, however, during 2004, the General Partner waived the entire management fee to which it was entitled.

B. Method of Reporting

The Partnership's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management.

C. Cash

The Partnership maintains cash at a bank. At times, balances on deposit may be in excess of available federal deposit insurance of $100,000.

D. Futures Contracts

Gains or losses on futures contracts, including security futures contracts, are realized when contracts are liquidated. Net unrealized gains or losses on open contracts (the difference between contract trade price and quoted market price) are reflected in the statement of financial condition. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commissions are charged to expense when contracts are opened.

E. Securities

Securities owned or sold short are valued at the last reported sales price on the valuation date. Security transactions are recorded on the trade date. Realized gains and losses from security transactions are determined using the identified cost method. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commissions are charged to expense as incurred. Dividends are recorded on the ex-dividend date.

F. Exchange Membership and Clearing Corporation Stock

Exchange membership and clearing corporation stock is carried at cost or at a lesser amount when there is a permanent impairment of value.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

G.   Office Furniture and Equipment

Office furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of 3, 5 or 7 years.

H.   Income Taxes

The Partnership prepares a United States (U.S.) information tax return and reports to the partners their allocable shares of the Partnership's revenues and expenses.

I.   Foreign Currency Transactions

The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Note 2.   DEPOSITS WITH BROKERS

A majority of the Partnership's assets are on deposit with brokers and dealers in securities and futures commission merchants (brokers). Assets deposited with brokers are subject to credit risk. In the event of a broker's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 3.   RELATED PARTY TRANSACTIONS

The Partnership is one of several affiliated entities that are commonly controlled.

Prior to September 1, 2004, the Partnership had an office expense agreement with an affiliate to pay approximately $260,000 per year for reimbursement of various office expenses. Effective September 1, 2004, the office expense agreement was terminated until such time that it is reinstated. The amount of expense incurred by the Partnership during 2004 pursuant to the office expense agreement is included in administrative and overhead expenses in the statement of operations. The Partnership also has a medical insurance reimbursement agreement with an affiliate to reimburse the affiliate for premiums paid on behalf of employees of the Partnership. The amount of medical insurance premiums reimbursed to the affiliate during 2004 was $32,007 and is included in employee compensation and benefits in the statement of operations.

Note 4.   TRADING ACTIVITIES AND RELATED RISKS

The Partnership trades securities and futures contracts for its own account. The Partnership also sells securities not owned at the time of sale (a "short sale"). Risks arise from short sales due to the possible illiquidity of the securities markets and from potential adverse movements in security values. Theoretically, short sales expose the Partnership to potentially unlimited liability as the Partnership's ultimate obligation to purchase a security sold short may exceed the amount recorded in the statement of financial condition.

For futures contracts, risks arise from changes in the market value of the contracts. Theoretically, the Partnership is exposed to a market risk equal to the notional contract value of futures contracts purchased and unlimited liability on such contracts sold short.

Note 5.   NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 8 to 1. At December 31, 2004, the Partnership had net capital of $1,091,953, which is $991,953 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is 0.11 to 1.

Note 6.   GUARANTEES

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

SUPPLEMENTARY INFORMATION

SAA VENTURES, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

_____

Total partners' capital	$ 1,706,287
Deduct items not allowable for net capital	
Office furniture and equipment	(85,257)
Exchange membership and clearing corporation stock	(386,824)
Haircuts on securities	(142,253)
Net capital	$ 1,091,953
Minimum net capital required – 6.67% of aggregate indebtedness (Note 1, below)	$ 7,779
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$ 1,091,953
Minimum net capital requirement	100,000
Excess net capital	$ 991,953
Total aggregate indebtedness	$ 116,622
Ratio of aggregate indebtedness to net capital	0.11 to 1

_____

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2004 is as follows:

Total liabilities	$10,658,051
Less indebtedness adequately collateralized	10,541,429
Aggregate indebtedness	$ 116,622

See accompanying notes to financial statements and independent auditor's report.

SAA VENTURES, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

_____

The Partnership does not file information in accordance with Rule 15c3-3 as it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Therefore, SAA Ventures, LP claims the k(2)(ii) exemption in relation to Rule 15c3-3.

See accompanying notes to financial statements and independent auditor's report.

SAA VENTURES, LP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2004

Arthur F. Bell, Jr. & Associates, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
SAA Ventures, LP

In planning and performing our audit of the financial statements and supplementary information of SAA Ventures, LP (the Partnership), for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control nor for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SAA Ventures, LP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Pacific Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 4, 2005